

Phil Stout · 3rd
Vice President of Global Sales at SunState Labs
Denver Metropolitan Area · **Contact info**
500+ connections

 **SunState Labs**

 **Oklahoma State University**

Experience



Vice President of Global Sales
SunState Labs · Full-time
Jan 2021 – Present · 10 mos
Denver Metropolitan Area

Emerging and disruptive brands are effectively selling purpose over product. Sustainability is one of those purposes that is no longer a nice-to-have for CPG Brands and Retailers. It is a must-do if they want to meet consumers' increasing demand for brands that prioritize environmental and social responsibility. At SunState Labs we are leading CPG product sustainability with our revolutionary Dazz products. Dazz Cleaning Tablets offer a unique solution that ends the use-and-discard cycle of plastic bottles plaguing landfills and oceans. Our solution is simple and uses naturally derived ingredients pressed into an effervescent tablet form. We are on a mission to eliminate single-use plastic waste.



Director of Sales and Business Development
Church & Dwight Co., Inc.
Jul 2019 – Jan 2021 · 1 yr 7 mos
United States



Water Pik, Inc.
13 yrs

Director of Sales and Business Development
Jul 2019 – Jan 2021 · 1 yr 7 mos
United States

International Sales Director
Full-time
Jul 2010 – Jul 2019 · 9 yrs 1 mo
United States

Show 1 more role ⌄



Sales Manager
Water Pik, Inc
2002 – 2008 · 6 yrs



Sales Planning Manager
Waterpik Technologies
2000 – 2002 · 2 yrs

Show 3 more experiences ⌄

Education



Oklahoma State University
B.S. Business Administration, Marketing/Economics